SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:
99.1 NICE inContact and Zendesk Partner to Bring CXone to Thousands of Customers Across the Globe, Dated January 6, 2020.
99.2 NICE Employee Engagement Manager Provides Personalized Scheduling Capabilities Across Digital and Voice Interaction Channels, Dated January 13, 2020.
99.3 NICE Actimize Adds Cryptocurrency Innovator CipherTrace to X-Sight Marketplace to Enhance Due Diligence and Reduce Risk, Dated January 17, 2020.
99.4 Customers Give NICE inContact CXone Perfect Scores in all 12 Vendor Satisfaction Categories in DMG Report, Dated January 23, 2020.
99.5 NICE Robotic Process Automation Accelerates Attended Automation Development and Opportunity Discovery, Dated January 23, 2020.
99.6 NICE Opens Nominations for 2020 PSAPs’ Finest Awards Celebrating Leadership in Public Safety Communications, Dated January 24, 2020.
99.7 NICE Actimize and Crowe Announce Strategic Collaboration to Bridge Gaps in Adopting Modern Automation Technologies in an Era of Digital Transformation, Dated January 28, 2020.
99.8 NICE Powers Predictive Behavioral Routing with AI-Driven Sentiment Data, Dated January 28, 2020.
99.9 NICE Actimize Ranked Technology Leader in Quadrant Knowledge Anti-Money Laundering Management Report, Dated January 29, 2020.
100.0 NICE Announces Value Realization Services for Cloud Solutions, Dated January 29, 2020.
100.1 Asia Pacific Telecom Co. Ltd Uncovers Insight into Customer Journey With NICE Nexidia Analytics, Dated January 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name:	/s/ Tali Mirsky
Title:	Corporate VP, General Counsel and Corporate Secretary

Dated: February 6, 2020

EXHIBIT INDEX

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:
99.1 NICE inContact and Zendesk Partner to Bring CXone to Thousands of Customers Across the Globe, Dated January 6, 2020.
99.2 NICE Employee Engagement Manager Provides Personalized Scheduling Capabilities Across Digital and Voice Interaction Channels, Dated January 13, 2020.
99.3 NICE Actimize Adds Cryptocurrency Innovator CipherTrace to X-Sight Marketplace to Enhance Due Diligence and Reduce Risk, Dated January 17, 2020.
99.4 Customers Give NICE inContact CXone Perfect Scores in all 12 Vendor Satisfaction Categories in DMG Report, Dated January 23, 2020.
99.5 NICE Robotic Process Automation Accelerates Attended Automation Development and Opportunity Discovery, Dated January 23, 2020.
99.6 NICE Opens Nominations for 2020 PSAPs’ Finest Awards Celebrating Leadership in Public Safety Communications, Dated January 24, 2020.
99.7 NICE Actimize and Crowe Announce Strategic Collaboration to Bridge Gaps in Adopting Modern Automation Technologies in an Era of Digital Transformation, Dated January 28, 2020.
99.8 NICE Powers Predictive Behavioral Routing with AI-Driven Sentiment Data, Dated January 28, 2020.
99.9 NICE Actimize Ranked Technology Leader in Quadrant Knowledge Anti-Money Laundering Management Report, Dated January 29, 2020.
100.0 NICE Announces Value Realization Services for Cloud Solutions, Dated January 29, 2020.
100.1 Asia Pacific Telecom Co. Ltd Uncovers Insight into Customer Journey With NICE Nexidia Analytics, Dated January 30, 2020.